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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940**

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1. **Name and Address of Reporting Person*** *(Last, First, Middle)*	2. **Issuer Name and Ticker or Trading Symbol**	3. **I.R.S. Identification Number of Reporting Person, if an entity** *(Voluntary)*
Weiss, Morry	National City Corporation (NCC)	
Chariman and CEO, American Greetings Corporation One American Rd.	4. **Statement for** *(Month/Day/Year)* 12/31/2002	5. **If Amendment, Date of Original** *(Month/Day/Year)*
(Street)	6. **Relationship of Reporting Person(s) to Issuer** *(Check All Applicable)*	7. **Individual or Joint/Group Filing** *(Check Applicable Line)*
Cleveland, OH 44114	☒ Director ☐ 10% Owner	☒ Form filed by One Reporting Person
(City) (State) (Zip)	☐ Officer *(give title below)* ☐ Other *(specify below)*	☐ Form filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*   If the form is filed by more than one reporting person, *see* instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security *(Instr. 3)*	2. Transaction Date *(Month/Day/Year)*	2a. Deemed Execution Date, if any. *(Month/Day/Year)*	3. Transaction Code *(Instr. 8)*		4. Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) *(Instr. 3 and 4)*	6. Ownership Form: Direct (D) or Indirect (I) *(Instr. 4)*	7. Nature of Indirect Beneficial Ownership *(Instr. 4)*
			Code	V	Amount	(A) or (D)	Price			
Common Stock								15,325.00	D	
Common Stock (Restricted Stock)								1,000.00	D	

Page 2

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3a. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
				Code	V	(A)	(D)
Director Deferred Compensation		12/31/2002		J(1)		2,127.59	

Page 3

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3a. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
				Code	V	(A)	(D)
Director Deferred Compensation		12/31/2002		J(1)		2,127.59	

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(*e.g.*, puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date *(Month/Day/Year)*		7. Title and Amount of Underlying Securities *(Instr. 3 and 4)*		8. Price of Derivative Security *(Instr. 5)*	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) *(Instr. 4)*	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)*	11. Nature of Indirect Beneficial Ownership *(Instr. 4)*
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
		Comm Stock	2,127.59	27.32	14,608.40	D	

Explanation of Responses:

(1) Acquired shares of phantom stock through the National City Corporation Director Deferred Compensation Plan and the National

City Corporation Board of Directors Long-Term Incentive Compensation Plan

/s/ Morry Weiss by Carlton E. Langer, Attorney-in-Fact	01/03/2003
**Signature of Reporting Person	Date

_____

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.